

Dean Rosenberg · 2nd

Chief Operating Officer at Powur, PBC

San Diego County, California, United States · Contact info

500+ connections

2 mutual connections: Justin Renfro and Tom Middlen

Connect Message More

Powur, PBC

UC San Diego

Experience

Chief Operating Officer

Powur, PBC · Full-time

Aug 2020 – Present · 1 yr 1 mo

San Diego

Powur is changing how the world converts to clean energy, and I am thrilled to be working with a killer team to make it happen. Powur is a movement and a rocket ship - one of the fastest growing national solar companies in the USA. As COO I am responsible for both the technology and operations vision and execution to keep this movement growing. I am also proud to serve on the Company's Board of Directors.

Tech Coast Angels San Diego

3 yrs 8 mos

Vice President-Funding
Jan 2020 – Present · 1 yr 8 mos
Greater San Diego Area

Board member responsible for >$10M in annual startup funding from one of the largest angel investment groups in the US.

President
Jan 2018 – Dec 2019 · 2 yrs
Greater San Diego Area

Leading over 100 early stage investors in the San Diego chapter of Tech Coast Angels, one of the largest early stage investment groups in the country with 300+ members across our Southern California network. Our San Diego ch ...see more

CEO
Venture San Diego, LLC
May 2016 – Jan 2018 · 1 yr 9 mos
Greater San Diego Area

Provide support, mentoring, and funding to early stage companies within the start-up ecosystem in Southern California. Assisting early stage company founders and management teams with business strategy, operational

Director - Products
Oceaneering
Jun 2014 – Apr 2016 · 1 yr 11 mos

Responsible for the PortVision product line and overall product strategy and execution within Oceaneering's Global Data Solutions group.

AIRSIS

President/CEO

AIRSIS, Inc.

Jan 2005 – Jun 2014 · 9 yrs 6 mos

San Diego, CA

Diversified software development company serving the Energy and Transportation industries, acquired by Oceaneering International in June, 2014

Show 2 more experiences

Education

UC San Diego

UC San Diego

Bachelor's degree, Computer Science

1984 – 1989

San Diego State University

San Diego State University-California State University

MBA

1996 – 1998